UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                               May 9, 2019

  By E-Mail

  Andrew M. Freedman
  Olshan Frome Wolosky LLP
  1325 Avenue of the Americas
  New York, NY 10019

          Re:     MiMedx Group, Inc.
                  Soliciting Materials filed pursuant to Rule 14a-12 on May 7, 2019
                  Filed by Prescience Partners, LP, Prescience Point Special Opportunity LP,
                    Prescience Capital, LLC, Prescience Investment Group, LLC, Eiad
                    Asbahi, Richard J. Barry, M. Kathleen Behrens Wilsey, Ph.D., Melvin L.
                    Keating, and K. Todd Newton
                  File No. 001-35887

  Dear Mr. Freedman:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

         Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

  Soliciting Materials

  1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for your statement that your nominees have "[i]mmense credibility and reputational capital," [d]emonstrated public company turnaround and restatement experience," and "[e]xtensive healthcare and biopharma experience and relationships."

  2. We note the analytical report dated January 7, 2019 you filed as soliciting materials. You state that the company's shares "are conservatively worth at least $8.09" per share. The inclusion of valuations in soliciting materials is only appropriate and consonant with Rule
 Andrew M. Freedman
Olshan Frome Wolosky LLP
May 9, 2019
Page 2

       14a-9 when made in good faith and on a reasonable basis and where accompanied by disclosure which facilities shareholders' understanding of the basis for and the limitations on the projected realizable values. See Exchange Act Release No. 16833 (May 23, 1980).
       Please provide us with your analysis supporting your valuation of the stock and confirm that in future filings in which you provide a valuation you will include a similar analysis.
       In addition, supplementally explain why your valuation is not so qualified and subject to such material limitations and qualifications as to make inclusion of the $8.09 figure unreasonable.

3. Please refer to comment 1 above and provide us the support for the following disclosure included in your January report:

               That the "chances of MDXG going bankrupt are remote."

               That the "majority of MDXG's sales are legitimate and sustainable. Only a small portion of revenue was attributable to end-of-quarter channel stuffing, while widespread bribes/kickbacks did not occur."

               That the "government is highly unlikely to levy a fine large enough to cause
               MDXG any serious distress."

               The first and third-seventh bullet points under the caption "Research Highlights."

               Your belief that "MDXG shareholders will enjoy a similarly positive outcome once the current turmoil clears" in reference to past events at Arthrocare and two other companies.

               Your belief on page 4 that "management was overly aggressive in growing non-
               core revenue sources..."

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

       Please direct any questions to me at (202) 551-3619.

                                                            Sincerely,

                                                            /s/ Daniel F.
Duchovny
                                                            Daniel F. Duchovny
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions